Barclays Pure Beta Voyager Performance Update MONTHLY PERFORMANCE UPDATE – JUNE 2012 HYPOTHETICAL HISTORICAL AND HISTORICAL PERFORMANCE AS OF 6/29/2012	Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 July 3, 2012

Bloomberg Tickers used:

Barclays Voyager III DJ-UBSCISM Total Return Index: BCC3C1XT Index (“Pure Beta Voyager”)

Barclays Pure Beta DJ-UBSCISM Total Return Index: BCC3C1PT Index (“Pure Beta”)

DJ-UBSCISM: DJUBSTR Index (“DJ-UBSCISM”)

The following information and table provides hypothetical historical and historical index performance of the below-listed Barclays commodity indices through June 29, 2012. The inclusion of the DJ-UBSCISM Total Return Index is for comparison purposes only.

•	Pure Beta Voyager increased by +1.84% in June and underperformed Pure Beta by -2.15% for the month and underperformed its benchmark, DJ-UBSCISM, by -3.65% for the month

•	Pure Beta Voyager had a ~60% overall allocation to a market neutral position in the first half of the month and a ~45% overall allocation to a market neutral position in the second half of the month

2012 Performance	Pure Beta Voyager	Pure Beta	DJ-UBSCISM
Q1	2.21%	0.58%	0.89%
April	-1.27%	-1.02%	-0.42%
May	-6.96%	-8.27%	-9.13%
June	1.84%	3.99%	5.49%
YTD	-4.39%	-5.03%	-3.70%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Structured Note Inventory†

Style	CUSIP	Initial Val Date	Final Val Date	Initial Level	Fees (p.a.)	Relative to DJ-UBSCISM
Delta One	06738KRR4	8/12/2011	8/12/2016	704.5798	1.75%	-1.34%
Delta One	06738KVH1	9/27/2011	9/27/2016	664.6304	1.75%	-1.91%
Delta One	06738KXM8	10/26/2011	10/26/2016	651.0949	1.75%	0.17%

Style	CUSIP	Initial Val Date	Final Val Date	Initial Level	Upside Leverage Factor	Maximum Return
SuperTrackSM	06738KN49	2/24/2012	2/24/2014	525.3607	150%	35.25%
SuperTrackSM	06738KUY5	9/27/2011	9/27/2013	520.9274	150%	40.00%
SuperTrackSM	06738KP62	2/8/2012	2/10/2014	517.1123	200%	28.00%
SuperTrackSM	06738KS51	2/22/2012	2/24/2014	522.3800	125%	43.75%

†	Additional information is available on request

Pure Beta Voyager:

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

•	The strategy aims to provide directionally long “enhanced beta” exposure[1] during bullish markets and market neutral “alpha” exposure[2] during bearish markets

•	The strategy aims to reduce the drawdown risk associated with long only commodity index investing

•	The strategy aims to deliver absolute returns (i.e. returns are independent of benchmark performance)

Pure Beta Voyager employs signals that seek to identify if a commodity is in a bullish or bearish environment and allocates accordingly to a long or long/short position in such commodity. Pure Beta Voyager signals are tested twice per month on a commodity by commodity basis and are based on moving average and convergence measures of the underlying commodity futures contracts.

[1]	Directional long enhanced beta exposure means that Pure Beta Voyager will hold a long position in the contract selected by the Pure Beta methodology
[2]

Market neutral alpha exposure means that Pure Beta Voyager will hold a long position in the contract selected by the Pure Beta methodology and a short position in the Barclays proprietary single commodity index corresponding to the first futures contract

Historical and Hypothetical Historical Comparative Performance*

	Pure Beta Voyager	Pure Beta	DJ-UBSCISM
Return (p.a.)	17.38%	12.06%	5.92%
Volatility (ann.)	14.18%	17.65%	18.25%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Note: Volatility for each index and the reference benchmark index is calculated based on monthly natural logarithm returns. Volatility is calculated as the square root of the product of (1) 12 and (2) the sum of squared monthly returns divided by the number of returns in the observation period.

*

Source: Bloomberg. Data are from 12/31/2001 to 6/29/2012. Pure Beta Voyager as applied to DJ-UBSCISM (BCC3C1XT Index) was launched in June 2010. All information included above, prior to June 2010, is hypothetical historical. Pure Beta as applied to DJ-UBSCISM (BCC3C1PT Index) was launched in October 2009. All information included above, prior to October 2009, is hypothetical historical. You should not rely on historical or hypothetical historical information. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modeling or back-testing.

Historical and Hypothetical Historical Performance since December 2001*

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Historical and Hypothetical Historical Monthly Returns of Pure Beta Voyager*

The shaded boxes below denote hypothetical historical index performance is being shown. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2002	-0.2%	2.3%	9.2%	1.5%	-0.1%	2.2%	0.0%	3.9%	2.7%	-1.7%	0.1%	5.1%	27.4%
2003	7.8%	3.7%	-6.1%	-0.3%	4.3%	-2.1%	0.7%	2.1%	0.1%	2.9%	0.3%	3.7%	17.7%
2004	3.0%	7.1%	2.7%	-0.7%	2.6%	-1.7%	5.3%	1.6%	4.5%	3.2%	-0.1%	-1.0%	29.4%
2005	2.0%	6.1%	4.5%	-3.9%	0.2%	2.1%	4.4%	6.4%	4.8%	-5.1%	1.2%	5.1%	30.7%
2006	4.3%	-2.9%	2.9%	8.1%	1.9%	-1.1%	0.6%	0.2%	0.4%	5.1%	5.2%	-2.5%	23.9%
2007	-1.4%	3.3%	2.3%	1.6%	0.0%	-0.7%	4.1%	-3.0%	7.0%	4.3%	-2.2%	4.9%	21.5%
2008	5.2%	12.4%	-5.5%	3.8%	4.9%	8.2%	-11.3%	-7.3%	-4.9%	-4.1%	1.2%	5.0%	5.0%
2009	-0.3%	-2.6%	5.1%	0.4%	13.1%	-1.8%	2.6%	0.1%	0.5%	2.3%	4.2%	2.2%	28.1%
2010	-6.8%	3.7%	2.8%	2.0%	-6.8%	-0.4%	1.8%	0.2%	6.3%	5.5%	0.1%	9.9%	18.4%
2011	1.7%	1.7%	2.9%	4.6%	-4.3%	-3.6%	3.2%	-1.3%	-10.6%	1.5%	1.5%	-3.9%	-7.3%
2012	2.3%	2.1%	-2.1%	-1.3%	-7.0%	1.8%							-4.4%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Historical and Hypothetical Historical Monthly Returns of Outperformance3 of Pure Beta Voyager over DJ-UBSCISM*

The shaded boxes below denote hypothetical historical index performance is being shown. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2002	0.5%	-0.3%	-1.1%	1.5%	1.4%	0.3%	0.5%	0.0%	-1.0%	-0.7%	-0.1%	0.2%	1.5%
2003	0.1%	0.4%	1.5%	0.4%	-1.5%	0.3%	0.1%	-1.9%	0.0%	-1.9%	0.6%	-3.7%	-6.3%
2004	1.2%	0.6%	-0.4%	1.0%	0.9%	2.5%	3.5%	3.4%	-2.3%	1.5%	1.1%	3.9%	20.2%
2005	0.9%	-0.9%	1.0%	1.9%	1.0%	0.4%	-0.1%	-1.1%	0.2%	1.2%	0.9%	1.9%	9.3%
2006	2.5%	3.3%	0.7%	1.3%	0.9%	0.4%	-2.6%	3.8%	6.4%	0.4%	-0.3%	2.1%	21.8%
2007	-1.6%	-0.1%	1.3%	0.5%	-0.1%	0.7%	2.0%	0.6%	-1.0%	1.0%	0.9%	0.3%	5.3%
2008	1.0%	0.2%	0.9%	0.3%	2.2%	-0.9%	0.5%	0.0%	6.6%	17.2%	8.2%	9.4%	40.6%
2009	5.1%	1.9%	1.5%	-0.3%	0.1%	0.1%	-0.6%	0.7%	-1.1%	-1.0%	0.7%	0.2%	9.2%
2010	0.5%	0.0%	4.0%	0.0%	0.1%	-0.7%	-5.0%	2.7%	-1.0%	0.6%	0.4%	-0.7%	1.5%
2011	0.7%	0.4%	0.9%	1.2%	0.7%	1.5%	0.3%	-2.3%	4.1%	-5.1%	3.7%	-0.1%	6.0%
2012	-0.1%	-0.6%	2.0%	-0.8%	2.2%	-3.7%							-0.7%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

[3]	Outperformance of Pure Beta Voyager over DJ-UBSCISM is the difference between the Pure Beta Voyager monthly return and the DJ-UBSCISM monthly return.
*

Source: Bloomberg. Data are from 12/31/2001 to 6/29/2012. Pure Beta Voyager as applied to DJ-UBSCISM (BCC3C1XT Index) was launched in June 2010. All information included above, prior to June 2010, is hypothetical historical. Pure Beta as applied to DJ-UBSCISM (BCC3C1PT Index) was launched in October 2009. All information included above, prior to October 2009, is hypothetical historical. You should not rely on historical or hypothetical historical information. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modeling or back-testing.

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Certain Risk Considerations

An investment in any notes linked to the products described herein (the “Structured Investments”) involves significant risk. You should carefully consider the risks of an investment in any Structured Investments, including those discussed above. In addition, you should carefully consider the “Risk Factors” section in the applicable offering documentation for a particular Structured Investments offering, which describes in greater detail risk considerations relating to securities generally and describes certain additional risks that may be associated with a particular securities offering.

The Strategies employed by the Indices are not guaranteed to succeed. Each of the Barclays commodity indices and reference assets referenced above is based on the premise(s) or strategies described above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any such Barclays commodity index or reference assets will appreciate during the term of any securities or products that may be linked to any such Barclays commodity indices or underlying reference assets (the “Structured Investments”). The issuance of Structured Investments should not be deemed an assurance or guarantee by Barclays Bank PLC (“Barclays”) or any of its affiliates that the level of the underlying reference asset will increase, or that the Structured Investments will generate a positive return.

Factors that may affect the Structured Investments. Unpredictable factors may affect Structured Investments linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Structured Investments or the underlying reference asset(s).

The Structured Investments will not be secured and are riskier than ordinary debt securities. The Structured Investments will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the Structured Investments may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the Structured Investments is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the Structured Investments may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the Structured Investments. The investor should be willing to hold the Structured Investments until maturity. If the investor sells the Security before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Security prior to maturity may be substantially less than the amount originally invested in the Structured Investments, depending upon the level, value or price of the reference asset at the time of the sale.

Markets may become disrupted. Local market disruptions can have a global effect. Market disruption can adversely affect the performance of a reference asset linked to the Structured Investments.

Liquidity: There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Credit of the Issuer: The types of Structured Investments detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the Structured Investments.

Credit risk. A decline in Barclays’ creditworthiness will reduce the market value of the Structured Investments. If Barclays becomes insolvent it will not be able to meet its payment obligations under the Structured Investments.

Credit ratings. A rating is not a recommendation as to Barclays’ creditworthiness or the risks, returns or suitability of the Structured Investments. Credit ratings may be lowered or withdrawn without notice.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the Structured Investments will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the Structured Investments is its “volatility”. The Structured Investments’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The Structured Investments may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The Structured Investments may carry interest rate risk. Changes in interest rates will impact the performance of the Structured Investments. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest: Barclays general trading and hedging activity may adversely affect the Structured Investments. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates may also act in various capacities or functions in relation to the Structured Investments described in this presentation. Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the structured investments and as index sponsor. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Hedging. Barclays may at any time establish, maintain, adjust or unwind hedge positions in respect of its obligations under the Structured Investments, but it is not obliged to do so. Hedging activity may adversely affect the value of the underlying reference asset(s) and the performance of the Structured Investments.

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

This document has been prepared by Barclays Bank PLC (“Barclays”) or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments pursuant to or relating to the strategies and indices described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. The value of any Product may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. In certain transactions, counterparties may lose their investment or incur unlimited loss. This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS. INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the http://www.optionsclearing.com/about/publications/character-risks.jsp.

Certain of the indices referenced in this document are not in any way affiliated with Barclays and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

BBPLC is the Index Sponsor for the Barclays Voyager III DJ-UBSCISM Total Return Index and the Barclays Pure Beta DJ-UBSCISM Total Return Index.

BXCS1489 Index Fees: this presentation is in connection with Bloomberg ticker BCC3C1XT Index. Note that Bloomberg ticker BXCS1489 Index (“BXCS1489”) has fees of 0.30% per annum deducted from the performance figures. These fees are an estimate of a portion of the cost of index replication and will cause the value of any investments linked to BXCS1489 Index to decline.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States. Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

© 2012, Barclays Bank PLC (All rights reserved).

DJ-UBS Disclaimer

“Dow Jones®”, “DJ”, “UBS”, “Dow Jones-UBS Commodity IndexSM / Dow Jones-UBS Commodity Index Total ReturnSM” and “DJ-UBSCISM / DJ-UBSCITRSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC (the “Licensee”).

The Licensee’s Product(s) based on the “Dow Jones-UBS Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, UBS or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS or any of their respective affiliates, makes any representation regarding the advisability of investing in such product(s).

© 2012, Barclays Bank PLC. All rights reserved.